Exhibit 99.2

Corporate Governance Report for 2023

This corporate governance report (the “Report”) covers the period from 1 January 2023 through 31 December 2023 of Alvotech, a société anonyme, incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies' Register under number B258884, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg (“Alvotech” or the “Company”). Alvotech was incorporated on August 23, 2021 for the sole purpose of completing a business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech. The business combination closed on 15 June 2022 and, concurrently with the closing, the current Directors of Alvotech S.A. were appointed.

The ordinary shares and warrants of Alvotech are listed on The Nasdaq Stock Market LLC (“Nasdaq US”) under the symbol “ALVO” and “ALVOW”, respectively, since 16 June 2022. Alvotech’s ordinary shares are also listed on the Nasdaq Iceland Main Market under the ticker symbol “ALVO” since 8 December 2022 and, prior to that, on the Nasdaq First North Growth Market since 23 June 2022 until their admission to trading to the Nasdaq Iceland Main Market. This Report will be a part of the Annual Report for the year ended 31 December 2023, and has been approved by the board of directors of the Company (the “Board of Directors” or “Board”) and reviewed by its Audit Committee.

As regards general meetings of shareholders, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority cast votes. Abstentions are not considered “votes”.

Resolutions at an extraordinary general meeting are required for any of the following matters, among others (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preferential subscription rights, (iii) approval of a statutory merger or de-merger (scission), (iv) Alvotech’s dissolution and liquidation, (v) any and all amendments to Alvotech´s articles of association and (vi) change of nationality. Pursuant to Alvotech´s articles of associations, for any resolution to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of Alvotech´s issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which Luxembourg Company Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at lease a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes”.

An annual general meeting of shareholders (“AGM”) shall be held in the Grand Duchy of Luxembourg within 6 months of the end of the preceding financial year.

Each Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor Alvotech´s articles of association contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents. The Luxembourg Company Law distinguishes ordinary general meeting of shareholders and extraordinary general meetings of shareholders with respect to the required quorums and majorities.

Alvotech is committed to recognizing general principles aimed to ensure good corporate governance. Our approach to corporate governance is further described in this Report.

Alvotech’s corporate governance consists of a framework of principles and rules, including its Articles of Association, the 6th edition from February 2021 of the Guidelines on Corporate Governance issued by the Iceland Chamber of Commerce, Nasdaq Iceland Main Market and the Confederation of Icelandic Employers. The Board of Directors also adopted a Code of Business Conduct and Ethics (the “Code”) applicable to the directors, officers, employees and other team members that complies with the rules and regulations of Nasdaq US, Nasdaq Iceland Main Market, and the SEC. The Code is available on Alvotech’s website.

Alvotech’s regulatory framework for corporate governance practices consists of the law applicable listed companiesas well as other applicable law and regulations, including those imposed by Nasdaq Iceland Main Market and Nasdaq US available at their respective websites.

The Board of Directors is committed to excellence in corporate governance by complying with the applicable regulatory standards and international best practices in the field of corporate governance.

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All directors of the Company must act honestly, with due skill and care in the best interests of the Company and the group. All directors must adhere to the highest standards of honest and ethical conduct, including taking proper and due actions to avoid any conflicts of interest in his or her dealings with the Alvotech or the group, or dealings with other parties that may relate to or affect the group of Alvotech, its interest and assets.

Internal Control

The Audit and Risk Committee is responsible, among other things, for establishing procedures for the confidential anonymous submission of complaints (a whistle blowing mechanism).

Risk Management

Alvotech has a strong track record of growth. The Board of Directors is responsible for overseeing Alvotech’s risk management process. The Board of Directors focuses on Alvotech’s general risk management strategy, the most significant risks, and oversees the implementation of risk mitigation strategies by management. The audit and risk committee is also responsible for discussing Alvotech’s policies with respect to risk assessment and risk management. The Board of Directors believes its administration of its risk oversight function has not negatively affected the Board’s leadership structure. As part of the steady expansion of Alvotech´s risk management processes, the Company has launched a number of initiatives. Each initiative is contributing to achieving the company´s objectives with regard to efficacy and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. The Company has identified certain key risks that are given special attention and monitored.

Audit, accounting and risk

The Board of Directors adopted the Audit and Risk Committee Charter. The Chief Executive Officer of the Company ensures that the directors are provided with accurate information on Alvotech´s finances, development, operations and risk assessments on a regular basis and the Audit and Risk Committee assists the Board in fulfilling its oversight responsibilities concerning the financial reporting process and the system of internal controls. The Board of Directors ensures that internal procedures for risk management are revised at least annually.

The consolidated financial statements are published on an annual, semi-annual and quarterly basis as applicable, subject to and in accordance with applicable publication requirements under Icelandic and/or Luxembourg and/or U.S laws.

The AGM appoints the independent auditor (réviseur d´entreprises agréé) and shall determine their office, in accordance with Alvotech´s Articles of Association. The Board´s proposal to the AGM is based on the Audit and Risk Committee´s recommendation on the selection of an audit firm the statutory auditors and shall determine their office, which may not exceed six years, in accordance with Alvotech´s Articles of Association. The Board´s proposal to the AGM is based on the Audit and Risk Committee´s recommendation on the selection of an audit firm. Deloitte hf. has carried out the external audit of Alvotech in recent years. In addition, Deloitte Audit (20, Boulevard de Kockelscheuer L-1821, Luxembourg, Grand Duchy of Luxembourg) is appointed as the independent auditor (réviseur d´entreprises agréé) of Alvotech and in recent years conducted external audits in accordance with the Luxembourg law of 23 July 2016 on the audit profession (the “Audit Law”). In accordance with article 51 of the Audit Law and by way of derogation from Article 17 (1) of Regulation (EU) No 537/2014, the maximum duration of a statutory audit of a public-interest entity may be of 20 years, where a public tendering process for the statutory audit is conducted in accordance with paragraphs 2 to 5 of Article 16 of the above-mentioned regulation.

Compliance

Alvotech has a Compliance function. The General Counsel of the company is the Compliance Officer and is responsible for the Code, the training of employees and business ethics. Under the Icelandic law no. 60/2021 on actions against market abuse a Securities Compliance Officer has been appointed to oversee the compliance in accordance with the above-mention law and in compliance with the Company´s Insider Trading policy. The Securities Compliance Officer is responsible for assessing and monitoring if Alvotech, its directors, officers and employees are in compliance with the laws and regulations that apply to a company listed on the Nasdaq Iceland Main Market. The Compliance Officer monitors if the company is in compliance with other applicable law and the Company´s Business Code of Conduct.

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Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for Alvotech´s directors, officers and employees. The Code sets out Alvotech´s code of business conduct and ethics, consisting of the principal business, ethical, moral and legal standards which Alvotech´s directors, officers and employees are required to observe. The aim of the Code is a further testament to Alvotech´s commitment to sustainability, having oversight and managing relevant environment, social and government risks and opportunities in Alvotech´s operations and value chain.

Sustainability

Alvotech has adopted a Sustainability Policy that is focused on making its operations exemplary in the pharmaceutical environment based on established international environmental, social and governance (“ESG”) criteria. The company has a created a separate ESG report for 2023 that will be attached to the 2023 financials.

Board Committees

Alvotech has five committees of the Board of Directors (an audit and risk committee, a compensation committee, a nominating and corporate governance committee, a strategy committee and a corporate sustainability committee). All the committees are constituted of members of the Board based on their expertise, skills and experience relevant to that Committee and in accordance with the rules set for each committee by the Board.

Audit and Risk Committee

The members of Alvotech’s audit and risk committee are Dr. Linda McGoldrick (Chair), Ann Merchant and Richard Davies. Each member of Alvotech’s audit and risk committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit and risk committee membership. In addition, all audit and risk committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit and risk committee members qualifies as an “audit and risk committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K under the United States Securities Act of 1933, as amended. The audit and risk committee is responsible for, among other things:

+	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

+	discussing with our independent registered public accounting firm their independence from management;

+	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

+	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

+	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

+	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

+	reviewing our policies on risk assessment and risk management;

+	reviewing related party transactions; and

+	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

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Compensation Committee

Richard Davies (Chair), Árni Harðarson and and Tomas Ekman. Mr. Davies qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The compensation committee is responsible for, among other things:

+	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our chief executive officer;

+	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

+	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

+	reviewing and approving all employment agreement and severance arrangements for our executive officers;

+	making recommendations to our shareholders regarding the compensation of our directors; and

+	retaining and overseeing any compensation consultants.

Corporate Sustainability Committee

The members of Alvotech’s ESG committee are Ann Merchant (Chair), Árni Hardarson and Róbert Wessman. The ESG committee is responsible for, among other things:

+	reviewing, monitoring and setting strategy in the area of corporate responsibility;

+	overseeing Alvotech’s activities in the area of corporate responsibility that may have an impact on the Company’s reputation and operations;

+	periodically assess the Alvotech’s compliance obligations;

+	monitor and review matters of health and safety and report findings to the broader board; and

+	review and evaluate environmental, social and political issues and trends and their relevance to Alvotech’s business and make recommendations to the board regarding those trends and issues.

Nomination and Corporate Governance Committee

The members of Alvotech’s nominating and corporate governance committee are Richard Davies (Chair), Dr. Linda McGoldrick and Ann Merchant. The nominating committee is responsible for, among other things:

+	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

+	overseeing succession planning for our Chief Executive Officer and other executive officers;

+	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

+	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

+	developing and recommending to our board of directors a set of corporate governance guidelines.

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Strategy Committee

The Strategy committee is responsible for, among other things, reviewing, monitoring and setting strategy for the business of Alvotech. The members of Alvotech’s Strategy committee are Faysal Kalmoua (Chair), Lisa Graver and Róbert Wessman.

The structure and composition of the Board of Directors

Alvotech’s Board of Directors is currently composed of eight members. In accordance with Alvotech’s Articles of Association, the Board is not divided into classes of directors. Each director was appointed at the closing of the business combination on June 15, 2022, to serve as director until the end of the general meeting of shareholders called to approve the Alvotech’s annual accounts for the 2024 financial year. There are no limitations on the duration of the board membership. The composition of the board shall at any time be diverse, with regard to educational and professional background, gender and age.

The board undertakes Alvotech´s affairs in between shareholders´ meetings unless otherwise provided by law or Alvotech´s Articles of Association. The board is responsible for setting Alvotech´s general strategy. The board has a supervisory role in overseeing that Alvotech´s organization and activities are at all times in accordance with the relevant law, regulation and good business practices. The board met 16 times last year.

Members of the Board of Directors

Robert Wessman, Chairman and CEO, is the founder of Alvotech and has served as Executive Chairman and member of the board of directors of Alvotech since January 2019. Since November 2018, he has also served as Director at Fuji Pharma and chairman of the board of directors of Lotus Pharmaceuticals and since May 2009, he has served as a member of the board of directors of Aztiq and as a member of the board of directors of Aztiq GP, the general partner of Aztiq Fund I SCSp, a Luxembourg alternative investment fund, and the parent company of Aztiq. Mr. Wessman is also the founder and main partner of the Aztiq group. Mr. Wessman founded Alvogen in July 2009, and served as its Executive Chairman and Chief Executive Officer until June 2022. He continues to serve as Alvogen’s chairman since July 2022. Between 1999 and 2008, Mr. Wessman served as the Chief Executive Officer of Actavis. He has a Bachelor of Science degree in Business Administration from the University of Iceland. We believe Mr. Wessman is qualified to serve on Alvotech’s board of directors due to the perspective he brings as Alvotech’s founder and his experience in top executive positions in the pharmaceutical industry.

Richard Davies, Director and Deputy Chairman, has served as Deputy Chairman of Alvotech’s board from June 2022. He was previously the Chairman of Alvotech’s board, and as one of Alvotech’s directors since January 2019. Since November 2018, he has served as Chief Executive Officer of Auregen Bio Therapeutics SA. Prior to joining Auregen Bio Therapeutics, Mr. Davies served as Chief Executive Officer of Bonesupport AB between 2016 and 2018, as Senior Vice President and Chief Commercial Officer of Hospira Inc. between 2012 and 2015, and in various leadership roles at Amgen Inc between 2003 and 2012. Mr. Davies holds an MBA from the University of Warwick and Bachelor of Science in applied chemistry from the University of Portsmouth.

Tomas Ekman, Director, has served as one of Alvotech’s directors since January 2019. Since November 2014 he has served as a partner at CVC Capital Partners where he is a member of the CVC Nordics team and is based in Stockholm. Prior to joining CVC in 2014, Mr. Ekman was a partner and Managing Director at 3i, responsible for its Nordic business. Mr. Ekman holds MSc degrees from the University of Strathclyde and Chalmers University of Technology, and an MBA from IMD, Switzerland.

Faysal Kalmoua, Director, has served as one of Alvotech’s directors since June 2020. Mr. Kalmoua has also served as a partner of the Aztiq group since June 2022. Between April 2020 and June 2022, Mr. Kalmoua served as Executive Vice President of Portfolio, Business Development and Research and Development for Alvogen. Between November 2015 and March 2020, Mr. Kalmoua served as Executive Vice President of Portfolio for Alvogen, Inc. Prior to joining Alvogen, Mr. Kalmoua served in various management positions for Synthon for nearly 16 years. Mr. Kalmoua holds a master’s degree in chemistry from the Radboud University Nijmegen and an executive MBA from Insead.

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Ann Merchant, Director, has served as one of Alvotech’s directors since June 2022. Since 2018, she has served as Vice President for MorphoSys, and as Head of Global Supply Chain since January 2019. Prior to joining MorphoSys, from September 2011 to August 2018, Ms. Merchant served as the President for Schreiner Medipharm. Between 1994 and 2011, Ms. Merchant held various roles at Amgen, including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011. Ms. Merchant holds an MBA from the Henley Business School and a Bachelor of Science in Languages from Georgetown University. We believe Ms. Merchant is qualified to serve on Alvotech’s board of directors because of her experience in executive positions with several pharmaceutical companies and expertise in financial planning, new product launches and creating and executing international strategies to increase market share.

Arni Hardarson, Director, has served as one of Alvotech’s directors since June 2022. Mr. Hardarson is a co-founder and partner of the Aztiq group. Between 2009 and June 2022, he served as Deputy to the Chief Executive Officer and General Counsel of Alvogen. Prior to joining Alvogen, Mr. Hardarson was Vice President of Tax and Structure at Actavis, and as partner, member of the executive management committee, and served as a head of tax and legal at Deloitte. Mr. Hardarson holds a Master’s degree in law from the University of Iceland. We believe Mr. Hardarson is qualified to serve on Alvotech’s board of directors because of his extensive expertise in financial and legal matters and his past experience in top executive positions.

Lisa Graver, Director, has served as one of Alvotech’s directors since June 2022. Ms. Graver has served in various leadership positions for Alvogen since June 2010, including as President of Alvogen Inc, a subsidiary of Alvogen, since August 2015, as Executive Vice President and Deputy to the Chief Executive Officer of Alvogen Inc. since February 2013, and as Vice president Intellectual Property of Alvogen since June 2010. Prior to joining Alvogen, Ms. Graver was Vice President Intellectual Property and Senior Director Intellectual Property at Actavis Inc. between 2006 and 2008. Ms. Graver holds a BSc in Biology from Lakehead University and a law degree from the Case Western Reserve University School of Law. We believe Ms. Graver is qualified to serve on Alvotech’s board of directors because of her extensive expertise in intellectual property and the pharmaceutical industry.

Dr. Linda McGoldrick, Director, has served as one of Alvotech’s directors since June 2022 and as the Chairman of the Audit Commitee. In 1985, Dr. McGoldrick founded, and currently serves as Chairman and Chief Executive Officer of, Financial Health Associates International, a strategic consulting company specializing in healthcare and life sciences. Since January 2020, she has served as the Chief Executive Officer for 2Enable Health LLC. Prior to joining 2Enable Health LLC, Dr. McGoldrick served as interim CEO at Zillion between June 2019 and December 2019. Over her professional career, Dr. McGoldrick has served in a number of leadership roles, including Senior Vice President and National Development Director for the Healthcare and Life Sciences Industry Practices at Marsh-MMC Companies, International Operations and Marketing Director of Veos plc, and Managing Director Europe for Kaiser Permanente International. In 2018, Dr. McGoldrick was appointed by the Governor of Massachusetts to serve on the state’s Health Information Technology Commission. Dr. McGoldrick has served as a director of numerous publicly traded and private held companies and non-profit organizations in the U.S., UK and Europe, including as director for Compass Pathways since September 2020. In 2012, Dr. McGoldrick was named as one of the Top 100 Corporate Directors of Fortune 100 Companies by the Financial Times. Dr. McGoldrick holds a Master’s Degree in Healthcare from the University of Pennsylvania and an MBA from Wharton. We believe Ms. McGoldrick is qualified to serve on Alvotech’s board of directors because of her extensive expertise in financial matters and the healthcare and life sciences industry.

Business ethics and Code of Conduct

Alvotech sets high standards for all employees and directors. We also adhere to ethical commitments in every aspect of our business, with respect to our employees as well as outside stakeholders, including contractors, suppliers, commercial partners, government authorities and the general public. These commitments are spelled out in our Code of Corporate Conduct and Ethics, which applies to all our employees, including our senior executive, officers and directors. We apply our Code of Conduct both in internal and external relations and give preference in our business dealings to those who adhere to comparable ethical standards.

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It is the duty of the Board of Directors to serve as fiduciary for shareholders and to oversee the management of the company. To fulfill its responsibilities and to discharge its duties prudently, the Board of Directors follows the procedures and standards that are set forth in guidelines and charters. These documents are subject to modification from time to time as the Board of Directors deems appropriate in the best interests of Alvotech or as required by applicable laws and regulations.

The Code of Conduct and charters for the Board of Directors are accessible on Alvotech’s website at https://investors.alvotech.com/corporate-governance/documents-charters

Approved by the board on: 20 March 2024

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